Exhibit 99.1

Brooge Energy Ltd. Clients Renew 233,072 cbm of Storage Capacity at 70%
Premium to Previous Pricing with Longer Term Fixed Income

Strong market demand for oil storage continues to drive higher prices

NEW YORK, June 1, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates, today announced its customers have successfully renewed their fixed lease contracts for 233,072 cbm of Brooge Energy’s Phase I storage capacity, at a premium that is 70% higher than the starting fixed lease storage price of the earlier contracts.

The contract renewals consist of a total of 190,072 cbm signed with two clients on three-year terms each consisting of one year plus a two-year mutual renewal clause. The remaining 43,000 cbm was renewed by a client for a three-year term consisting of six months plus six months, subject to mutual renewal for an additional two years.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “We continue to experience strong demand for our facilities as, particularly, Fujairah in The Middle East proves itself to be a significant oil storage hub, as a result of the continued lead taken by the region in the production of crude oil and its increasing refining capacity. Our ability to provide seamless, automated storage solutions with a superior facility design that is designed to reduce product losses for our end users, as well as ancillary solutions such as heating and blending, make us the preferred choice our clients.”

BPGIC is a key independent storage provider in Fujairah, UAE, conveniently situated in the East-coast port of Fujairah on the Gulf of Oman, which owns capacity to store clean petroleum products (CPP) and fuel oil using some of the latest technology to maximize company performance and efficiency, while reducing operating costs. Through the development of its Phase II and Phase III facilities, it is also building additional CPP storage capacity as well as crude oil storage capacity using similar technology.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com